

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 28, 2016

A. Mark Zeffiro
Chief Executive Officer
Horizon Global Corporation
2600 West Big Beaver Road
Suite 555
Troy, MI 48084

> **Re: Horizon Global Corporation**
> **Registration Statement on Form S-3**
> **Filed December 19, 2016**
> **File No. 333-215178**

Dear Mr. Zeffiro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Michael J. Solecki
Jones Day